Grant W. Collingsworth
404-504-7786
gwc@mmmlaw.com
www.mmmlaw.com
May 10, 2010
VIA EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SciQuest, Inc.
Registration Statement on Form S-1
Filed March 26, 2010
File No. 333-165720
Dear Ms. Jacobs:
              On behalf of SciQuest, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2010 (Registration No. 333-165720) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
              The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated April 22, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
              The Issuer would like to note specifically that the financial statements at December 31, 2009 and for the year and quarter then ended have been restated to reflect an adjustment to recognize certain deferred tax assets. The effect of this adjustment is as follows:
Balance Sheet:
$16.8 million increase in Retained Earnings
$17.2 million increase in Deferred Tax Assets, Noncurrent
$0.2 million increase in Deferred Tax Assets, Current
$0.6 million increase in Deferred Tax Liabilities, Noncurrent
Income Statement:
$16.8 million increase in Income Tax Benefit (Credit)
              The adjustment is the result of a requirement to record deferred tax assets that was required at March 26, 2010 (the date of the original filing of the Registration Statement), based upon the Issuer’s facts and circumstances, but was recognized by the Issuer subsequent to that date.
              On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
General
1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, D.C.
404.233.7000	3343 Peachtree Road, N.E.		Raleigh-Durham, N.C.
Atlanta, Georgia 30326-1044
Fax: 404.365.9532

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

              Response: The Issuer understands that the price range selected will affect disclosure in several sections of the Registration Statement and that the Staff may raise additional comments as a result of such disclosure. The Issuer will provide the additional disclosures in a pre-effective amendment to the Registration Statement as soon as possible in order to give the Staff sufficient time to review such additional disclosures.
2.	With respect to every third-party statement in your prospectus, such as the market data by AMR Research on page 1, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.
              Response: The Issuer submits that the AMR Research report is the only third-party statement included in the Prospectus. Included in the supplemental materials, which are enclosed with the Staff’s courtesy copy of this letter, is a copy of the AMR Research report, including an indication of the portions of such report that support the disclosure in the “Prospectus Summary — Industry Background” section beginning on page 1 of the Prospectus and the “Our Business — Industry Background — The Indirect Goods and Services Procurement Market” section beginning on page 60 of the Prospectus. The AMR Research report is publicly available and was not prepared for the Issuer. The Issuer did not pay any compensation for the preparation of the AMR Research report, other than standard subscriptions paid for this publication.
3.	We note that you have included graphic presentations in your registration statement. Please be advised that we will contact you separately regarding the graphic text and/or artwork included in your filing.
              Response: The Issuer understands that the Staff will contact the Issuer separately regarding the graphic text and/or artwork included in the Registration Statement.
4.	Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please provide support for the following statements regarding “the characteristics of the traditional procurement process” and the statements under “our solutions” listed on page 2.
              Response: The Issuer respectfully submits that the beliefs and opinions set forth in the Registration Statement, including specifically those provided in the “Our Business — Industry Background,” “Our Business — Our Solution” and “Our Business — Our Business Strengths” sections of the Prospectus, are based on the Issuer’s experience in the industry, the Issuer’s direct communication with its customers and potential customers, and focus groups through the process described in the “Our Business — Product Development” section of the Prospectus. For example, through this methodology, the Issuer’s current and potential customers have informed the Issuer that their traditional procurement process often led to a failure to purchase supplies from preferred suppliers, an inability to analyze the company’s spending patterns, and excess costs, delays and errors, as described in the “Our Business —

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

Industry Background” section of the Prospectus. The Issuer has utilized the information provided by current and potential customers and focus groups to design its solution. The Issuer’s ongoing communications with its customers and its experience in the industry have then allowed the Issuer to refine its solution to provide the benefits described in the “Our Business — Our Solution” section of the Prospectus.
5.	It is unclear to us whether any vertical market is more material to you than the three others. To the extent that any vertical market is more important to your operations, please discuss this in Business and Management’s Discussion and Analysis and consider whether risk factor disclosure is appropriate. For example, to the extent that the vertical market relating to state and local governments is material to you, please consider whether there are any risks associated with these relationships, such as the ability of the governments to cancel or renegotiate contracts.
              Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” section beginning on page 38 of the Prospectus and the “Our Business — Customers” section beginning on page 68 of the Prospectus have been revised to add disclosure to the effect that the higher education and life sciences markets have been our primary markets to date but that the Issuer considers the healthcare and state and local government markets to be important for its future revenue growth. Also, the Issuer respectfully notes that various risk factors specify where a risk may be of particular importance to one or more of the Issuer’s markets, such as the following risk factors:
•	“Continued economic weakness and uncertainty, which may result in a significant reduction in spending in our target markets, could adversely affect our business, lengthen our sales cycles and make it difficult for us to forecast operating results accurately.”

•	“If we do not successfully maintain the SciQuest brand in our existing vertical markets or successfully market the SciQuest brand in new vertical markets, our revenues and earnings could be materially adversely affected.”

•	“The market for on-demand strategic procurement and supplier enablement solutions is at a relatively early stage of development. If the market for our solution develops more slowly than we expect, our revenues may decline or fail to grow and we may incur operating losses.”

•	“We are subject to a lengthy sales cycle and delays or failures to complete sales may harm our business and result in slower growth.”
In addition, the “Risk Factors” section of the prospectus has been revised to add a new risk factor beginning on page 13 entitled “Our customers are concentrated in our targeted vertical markets, which could make us vulnerable to adverse trends or events affecting those markets. The occurrence of any such adverse trends or events in our vertical markets could adversely affect our business.” This new risk factor addresses more clearly the potential risks resulting from a concentration of customers in our vertical markets, particularly in the healthcare and life sciences markets.
Summary Financial Data, page 7
6.	Please revise the title of the “Operating Data” table to clearly disclose the non-GAAP nature of the measures presented.

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

              Response: The title of the “Operating Data” tables has been revised on pages 7, 34 and 54 of the Prospectus to be “Non-GAAP Operating Data.”
7.	Expand footnotes (3) and (4) to include disclosure of
•	the manner in which management uses each non-GAAP measure to conduct or evaluate its business;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
              Response: The footnotes in the “Prospectus Summary — Summary Financial Data,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Results of Operations — Quarterly Results of Operations” sections of the Prospectus beginning on pages 6, 33 and 53, respectively, have been revised to expand upon existing disclosure that is responsive to the first and fourth bullets in the Staff’s comment and to include the additional disclosure requested by the Staff in the second and third bullets.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 33
8.	Please tell us what consideration you gave to expanding your “Overview” to identify the quantitative (other than Adjusted EBITDA and Adjusted Free Cash Flow) and qualitative factors that your company’s executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis. You may also wish to address the material operations, risks and challenges facing your company and how management is dealing with these issues. For example, are there any material risks associated with the growth strategy outlined on page 3? In this regard, we note your summary discussion on page 34.
              Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” section beginning on page 38 of the Prospectus has been revised to add disclosure to the effect that the Issuer uses revenue, expenses and cash flow as its key measures in evaluating the business, together with a description of how it uses those measures. This added disclosure also provides that maintaining and managing revenue growth is a primary operating focus.

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

Key Financial Terms and Metrics
Adjusted EBITDA, pages 35 and 36
9.	Revise to clearly identify Adjusted EBITDA as a non-GAAP measure and to provide the disclosures requested in comment 7 above.
              Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Financial Terms and Metrics” section beginning on page 39 of the Prospectus has been revised to identify Adjusted EBITDA as a non-GAAP financial measure and to provide the disclosure requested in the Staff’s Comment No. 7 above.
Critical Accounting Policies
Stock-Based Compensation, pages 37 – 42
10.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.
              Response: The Issuer acknowledges the Staff’s comment and acknowledges that it will file the requested pricing information in a subsequent pre-effective amendment to the Registration Statement. Under separate cover, the Issuer has supplementally provided the Staff with the currently estimated price range, as communicated to the Issuer by the underwriters.
              The Issuer has maintained a relationship with each of the underwriters for several years. Specific discussions regarding the commencement of this offering began in December 2009. Since this time, the underwriters have given the Issuer a wide range of potential valuations based on a variety of valuation methodologies and financial assumptions, including methodologies based on multiples of revenue, multiples of EBITDA and multiples of free cash flow. In each case, the underwriters generally provided ranges of the applicable multipliers based on various public company comparables, but did not provide a valuation analysis taking into account the factors discussed in the Prospectus. The Issuer and the underwriters continue to evaluate market conditions and comparable public company valuations and their impact on the Issuer’s valuation. The underwriters have provided the Issuer with an estimated price range for this offering only within the past week.
11.	We note that you have applied a marketability discount of 25% for each valuation date for the periods included in your disclosures. Tell us why the discount did not change for the January 2010 grants since it is near to the filing of your IPO. Please advise.
              Response: The Issuer respectfully notes that the 25% marketability discount was applied only with respect to valuations under the private company scenario, whereby the Issuer would continue operating as a private company rather than undertaking an initial public offering, and thus, the Issuer’s stock would lack marketability. The Issuer respectfully believes that maintaining this 25% marketability discount is appropriate for a valuation under the private company scenario for the January 2010 grants, even though those grants were made near the date of filing of the Registration Statement, because such

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

marketability discount provides a more accurate representation of the value of the Issuer’s equity if the Issuer chooses to continue to operate as a private company without marketable equity. The Issuer maintained a 25% probability of the initial public offering scenario occurring in January 2010 because market conditions remained unfavorable for technology company initial public offerings at that time and the Issuer had not commenced any substantive work towards an initial public offering. As a result, significant uncertainty regarding the ultimate outcome of an initial public offering existed at that time.
12.	Once you include your proposed IPO price in your registration statement:
•	Consider revising your tabular disclosures to include the aggregate fair value of all outstanding vested and unvested options and restricted stock based on the estimated IPO price.

•	Revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value estimate of the company’s common stock determined as of December 31, 2009.
              Response: The Issuer will address the Staff’s comment and the requested disclosure in a subsequent amendment to the Registration Statement.
13.	For options and restricted stock units, including those expected to be granted pursuant to the Exit Event Bonus Plan, granted subsequent to the most recent balance sheet date presented in the registration statement, revise your disclosure to include the expected impact the additional grants will have on your financial statements.
              Response: The Issuer measures the fair value of options and restricted stock grants using the Black-Scholes option pricing model. For stock-based arrangements granted in January 2010 and April 2010, the Issuer measured total compensation costs of $1,083,000, which will be recognized over the vesting period of the grants as compensation expense in the statement of operations.
              Participation in the Exit Event Bonus Plan will be limited to those employees selected by the Issuer’s board of directors, which has not yet occurred. Accordingly, the Issuer has not recognized any stock-based compensation related to the Exit Event Bonus Plan, since the grant date has not occurred. Compensation costs for stock-based arrangements resulting from the Exit Event Bonus Plan will be measured on the grant date and recognized as compensation expense in the statement of operations. Once the participants in the Exit Event Bonus Plan and the amounts of the grants are determined, the Issuer will update the disclosure in the Prospectus to include the expected impact the additional grants will have on the Issuer’s financial statements.
Results of Operations, page 44
14.	Your discussion attributes the increases in your revenues for fiscal years 2009 and 2008 to increases in customers. On page 1 in your prospectus summary, however, you state that “on a dollar basis, [your] annual renewal rate has been 106% over this same time period solely as a result of pricing increases at the time of renewal. Please provide narrative discussion of the extent to which revenue increases are attributable to increases in prices or

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.
              Response: The Issuer submits that pricing increases at the time of renewal did not have a material impact on the Issuer’s year-over-year revenue increases disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” section of the Prospectus. Specifically, renewal pricing increases accounted for only $117,000 of the Issuer’s $9.7 million increase in revenue from 2007 to 2008 (or about 0.6 of the Issuer’s aggregate 48% revenue increase from 2007 to 2008), and taking renewal pricing into account actually results in a $115,000 reduction of the Issuer’s $6.4 million increase in revenue from 2008 to 2009 (or a decrease of 0.4 from the Issuer’s aggregate 21% revenue increase from 2008 to 2009). The balance of the Issuer’s increase in revenues is primarily the result of an increase in sales to new customers. A contributing factor to the limited impact of renewal price increases on the Issuer’s revenues is the multi-year nature of the Issuer’s contracts (which are generally three to five years in length) and the growth in sales over the Issuer’s history. The Issuer’s annual dollars eligible for renewal only accounted for approximately 9% of total revenue for the three-year period ended December 31, 2009. Since only a small percentage of the Issuer’s revenue base is scheduled for renewal in any year, the renewal price increase has a limited impact on the annual revenue of the Issuer. The basis for the Issuer’s disclosure of the 106% annual renewal rate on a dollar basis is to convey that customers typically renew their multi-year contracts in the ordinary course at levels that exceed the original cost of the contract. Therefore, the Issuer respectfully believes that disclosure regarding the effects of renewal price increases on revenue growth is not material to a potential investor’s decision regarding whether to invest in the Issuer, and thus, should not be required disclosure in the Prospectus. Because the Issuer offers only one solution to all of its customers and thus does not attribute revenues to “new” products or services, the increases in revenues were primarily the result of an increased volume of sales of the Issuer’s solution to new customers.
Liquidity and Capital Resources
Net Cash Flows from Operating Activities, page 46
15.	Your disclosure appears to merely recite changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers (e.g. quantify the amounts of cash receipts from customers, amounts of cash payments to employees, etc.) and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.
              Response: The Issuer has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Net Cash Flows from Operating Activities” section beginning on page 56 of the Prospectus to focus on the primary drivers and other material factors necessary to an understanding of the Issuer’s cash flows. The Issuer respectfully believes that the revised disclosure describes all material factors necessary to an understanding of the Issuer’s cash flows.
Capital Resources, page 47
16.	Under the risk factor subcaption “We are investing significantly in developing and acquiring new product and service offerings...,” you indicate that you expect to devote a

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

significant amount of money to expand your services. Also, in your Capital Resources section you state that future capital requirements may vary materially from those now planned depending in part on the expansion of your operations. Please amend to include a brief discussion regarding your plans to expand your operations, providing quantifiable data when possible, so as to provide investors with a clearer understanding of your capital needs. For guidance, see Section III.B of SEC Release No. 33-6835.
              Response: The Issuer has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources” section on page 58 of the Prospectus to disclose that the Issuer expects its research and development, sales and marketing and capital expenditures to decline as a percentage of revenues, but increase in absolute dollars in the future, and to provide some clarity with respect to the Issuer’s plans for acquisitions generally, although the Issuer does not currently have any agreements or commitments with respect to any acquisitions. The Issuer has added language under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Net Cash Flows from Investing Activities” section on page 57 of the Prospectus to indicate where it anticipates future capital expenditures will occur, but it is not possible to provide quantifiable data regarding any potential for expansion at this time. Further, the Issuer has revised the “Risk Factors — Risks Related to Our Business and Industry — We expect to develop and acquire new product and service offerings with no guarantee of success” section on page 16 of the Prospectus to avoid overemphasizing the amount being invested in research and development.
Our Business, page 49
17.	We note that your solutions are sold under multi-year contracts, generally three to five years in length, for which you invoice customers annually, in advance. Tell us what consideration was given to disclosing your backlog of orders believed to be firm pursuant to Item 101(c)(1)(viii) of Regulation S-K.
              Response: Although the Issuer does enter into multi-year contracts with its customers, it does not receive full payment upon execution of the contract. Rather, the Issuer receives annual subscription payments from its customers at the beginning of each one-year subscription period within the contract term. The Issuer believes that the relevant backlog for disclosure purposes is the remaining portion of the subscription period for which the Issuer has received payment from the customer. When payments are contractually billable, the Issuer records these amounts as deferred revenue, which is reflected on the balance sheet. As subscription revenue is recognized, deferred revenue is reduced accordingly. The Issuer respectfully believes that the deferred revenue reflected on the balance sheet adequately and accurately discloses any backlog.
18.	We note that your third-party data centers are located in North Carolina and Arizona. Please include a discussion of the material terms of any agreements between you and the third-parties regarding your use of these third-party data centers.
              Response: The Issuer has revised the “Our Business — Technology” section beginning on page 71 of the Prospectus to disclose the material terms of the agreements between the Issuer and third-parties regarding the Issuer’s use of its third-party data centers.

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

19.	As a related matter, please provide us with your analysis as to why any agreements relating to your use of the third-party data centers do not have to be filed as exhibits to your filing pursuant to Item 60I(10)(ii)(B) of Regulation S-K.
              Response: The Master Agreement relating to the Issuer’s use of the third-party data centers has been included as Exhibit 10.20 to the Amendment.
Customers
Customer Case Studies, page 58
20.	Please confirm that the three entities listed have agreed to the use of their information in your registration statement.
              Response: The Issuer hereby confirms that the entities listed in the “Our Business — Customers — Customer Case Studies” section of the Prospectus have agreed to the use of their information in the Registration Statement.
Management
Executive Officers and Directors, page 63
21.	Please provide a more robust discussion of the specific experience, qualifications, attributes or skills of each director. See Item 401(e)(1) of Regulation S-K.
              Response: The “Management — Executive Officers and Directors” section beginning on page 74 of the Prospectus has been revised to add disclosure to each of the directors’ biographies to further discuss their respective experience and qualifications.
Executive Compensation
Compensation Discussion and Analysis, page 69
22.	We refer to your disclosure on page 69, which appears to be in response to Item 402(s) of Regulation S-K and note that your Compensation Committee believes that your executive compensation program “is aligned with [your] business and risk management objectives” and is not likely to have a material adverse effect on you. Please supplementally describe in further detail the process you took to reach this conclusion.
              Response: As previously noted in “Executive Compensation — Compensation Discussion and Analysis — Compensation Objectives and Process” section of the Prospectus, the Issuer’s compensation committee meets in January of each year to make compensation determinations. At this meeting, the compensation committee also reviews the structure of the executive compensation program, particularly with respect to incentive compensation, to ensure that the primary compensation objectives are being met. As part of its review, the committee has also determined that the program is aligned with the Issuer’s business and risk objectives and is not likely to have a material adverse effect.

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

23.	You state on page 69 that in setting executive compensation your board of directors has historically compared the compensation of your executives to your estimates of executive compensation paid by companies in your industry and region. You further state that those estimates are “based on the experience of [your] board and committee members, informal research of pay practices at other venture-backed companies and reviews of external compensation databases.” Please provide us with a more detailed description regarding how the “experience of your board and committee members,” the “informal research of pay practices” and the “reviews of external compensation databases” have affected the estimates used in determining the compensation of your executives.
              Response: As previously noted in “Executive Compensation — Compensation Discussion and Analysis — Compensation Objectives and Process” section of the Prospectus, the Issuer’s chief executive officer makes compensation recommendations with respect to each named executive officer. The compensation committee then evaluates these recommendations in light of the member’s experience with, and reviews of, the pay practices of other companies. The compensation committee will then either accept the presented recommendations or will make modifications. Disclosure has been added to this section of the Prospectus beginning on page 81 to clarify these matters.
24.	As a related matter, regarding the use of executive compensation paid by companies in your industry and region in order to determine the estimates used to determine executive compensation, please tell us supplementally the criteria used in selecting these companies and whether you considered how your company’s performance compares to the companies selected.
              Response: As noted in the revised disclosure, the Issuer utilizes external compensation reports in order to obtain compensation information for venture-based companies. The Issuer utilizes those reports where the subject companies largely consist of companies of similar size and profitability. The Issuer relies to a greater degree on its own compilation of executive compensation paid by publicly-held “Software-as-a-Service” companies with market capitalizations of less than $500 million. The Issuer compares its performance to the performance of companies selected and, in instances where a subject company’s performance is not comparable to the Issuer, that company’s executive compensation is either eliminated from consideration or weighted appropriately. The Issuer wishes to note that it uses these public company comparables only as one input in the process and does not attempt to benchmark its compensation against these companies. For instance, the Issuer makes allowance for the fact that executive compensation for a private company will typically be less than that of a public company.
Annual Bonuses, page 71
25.	We note that you provide your executive officers with the opportunity to receive “discretionary cash incentive bonuses.” Please include disclosure describing the process (including a description of any specific elements of corporate or individual performance considered) by which any discretionary bonuses were awarded. In this regard, we refer to Mr. Wiehe’s receipt of 100% of the discretionary component of his annual bonus. See Item 402(b)(2)(vi) of Regulation S-K.

Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

              Response: The “Executive Compensation — Compensation Discussion and Analysis — Annual Bonuses” section beginning on page 82 of the Prospectus has been revised to add disclosure to the effect that qualitative matters, such as leadership, strategic direction and company culture, were evaluated to determine the discretionary bonuses.
26.	As a related matter, please provide a more detailed explanation of the “equitable adjustments” taken into account in determining the annual bonuses of Mr. Wiehe and Ms. Kaelin.
              Response: The “Executive Compensation — Compensation Discussion and Analysis — Annual Bonuses” section beginning on page 82 of the Prospectus has been revised to add disclosure to the effect that the portion of Mr. Wiehe’s and Ms. Kaelin’s bonus objectives based on targeted cash generation was adjusted for certain discretionary prepayments of expenses by the Issuer prior to year-end. Because the Issuer made a decision to voluntarily prepay certain expenses prior to year-end, the Compensation Committee determined that Mr. Wiehe and Ms. Kaelin should not be penalized for such prepayment.
27.	You state on page 71 that “each executive’s bonus is based on a target bonus amount and the achievement of bonus criteria, which are specific financial or other business goals to promote the growth and success of [your] business.” Your performance targets appear to be material and thus should be disclosed unless the requirements of Instruction 4 to Item 402(b) are met. Please advise and provide us supplementally with a detailed explanation supporting this conclusion. Finally, to the extent that it is appropriate to omit targets, discuss how difficult it will be for the executive or the company to achieve such targets.
              Response: The “Executive Compensation — Compensation Discussion and Analysis — Annual Bonuses” section beginning on page 82 of the Prospectus has been revised to add disclosure further specifying the performance targets for Mr. Duke and Ms. Heffernan.
              With respect to the performance targets for Mr. Wiehe and Ms. Kaelin related to revenues, EBITDA and cash generation, the Issuer respectfully believes that the current disclosure of how the Issuer performed compared to the targets, together with the financial disclosures contained elsewhere in the Prospectus, is sufficient for purposes of Item 402(b).
              As noted in the disclosure, Mr. Martini’s bonus consists entirely of sales commissions. These sales commissions are based on “bookings.” This bookings figure is a non-GAAP measure that is calculated without regard to the recognition of revenue from the contract or the overall contract value. Bookings is an internal metric that the Issuer considers to be confidential financial information, the disclosure of which could result in competitive harm. For instance, the disclosure of the sales commission structure could give customers or competitors an unfair advantage in contract negotiations. In addition, the Issuer respectfully submits that the disclosure of bookings raises a great likelihood of confusion for investors since it is a non-GAAP measure that may well be confused with revenue. The Issuer is also concerned that some investors or analysts may use bookings incorrectly to project misleading future revenue for the Issuer.
              Disclosure has also been added to the effect that performance targets are typically set at levels that require significant performance improvement as compared to prior years.

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

Equity Awards, page 72
28.	We note your statement that you grant equity awards to your employees and executive officers in order to help align their interests with those of other stockholders. We also note the re-pricing program implemented in March 2009 whereby certain stock option and restricted stock awards held by your employees and executive officers were cancelled and reissued at lower exercise prices. To the extent that this re-pricing program was not available to all stockholders, please explain how the re-pricing program helps align the interests of your employees and executives with the interests of other stockholders.
              Response: The “Executive Compensation — Compensation Discussion and Analysis — Equity Awards” section beginning on page 83 of the Prospectus has been revised to add disclosure to the effect that the repricing program was available to all holders of outstanding equity incentive awards at the time and was necessary and appropriate to restore the incentive qualities of the equity awards and re-align the interests of their recipients with our stockholders because the reduced exercise/purchase price of $1.02 remained higher than the purchase price for shares sold to the Issuer’s outside investors. As a result, the reduction in the exercise/purchase price brought the interests of the employees and outside investors more closely into alignment.
Exit Event Bonus Plan, page 73
29.	We refer to your disclosure regarding your exit event bonus plan and note that upon the completion of this offering, your executive officers will receive newly issued shares of your common stock in an amount ranging from 0% to 3% of your issued and outstanding shares of common stock immediately prior to such offering depending on your valuation in such offering. Please include in your amended document the names of each named executive officer who will receive shares under this plan as well as tabular disclosure showing the minimum and maximum amounts that these named executive officers will receive under the plan.
              Response: At this time, no units have been granted under the Exit Event Bonus Plan, although these units are expected to be granted prior to commencement of this offering. Once units have been granted, the Issuer intends to provide the requested tabular disclosure.
30.	We presume that you will disclose the actual number of shares received by each person pursuant to the exit event plan in a 424 prospectus filed shortly after effectiveness of the registration statement. Please confirm.
              Response: The Issuer hereby confirms that it will disclose the actual number of shares of common stock issued pursuant to the Exit Event Bonus Plan in a 424 prospectus following effectiveness of the Registration Statement.
Other Compensation, page 74
31.	We note your disclosure on page 85 that you cancelled notes in March 2010 for indebtedness relating to your executive officers’ purchase of restricted stock. Please include

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

a discussion regarding the impact, if any, that the forgiveness of these loans had on the amounts of any of the elements of equity compensation established for 2010.
              Response: The “Executive Compensation — Compensation Discussion and Analysis — Other Compensation” section on page 85 of the Prospectus has been revised to add disclosure to the effect that the note cancellation did not impact the compensation committee’s determination of 2010 compensation since the board of directors did not begin consideration of this loan forgiveness until March 2010, which was subsequent to the 2010 compensation determinations, and that no determination has been made as to whether the note cancellation will impact future compensation for these executives.
Certain Relationships and Related Party Transactions
Policy for Approving Related Party Transactions, page 85
32.	Your disclosure indicates that the company intends to adopt a formal policy for approving related party transactions, but that all of the related-person transactions described in your filing were entered into prior to the adoption of this policy. Please also discuss in this section the policies and procedures that your board of directors has historically applied when reviewing related party transactions. See Item 404(b)(l) and Instruction 1 to Item 404 of Regulation S-K.
              Response: The “Certain Relationships and Related Party Transactions — Policy for Approval of Related Party Transactions” section beginning on page 95 of the Prospectus has been revised to disclose the Issuer’s historical policies and procedures with respect to related party transactions.
Principal and Selling Stockholders, page 86
33.	Once the selling stockholders are identified, please ensure that your filing describes the material transactions and relationships between SciQuest and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. Further, with respect to selling shareholders, please ensure that you disclose the persons who exercise voting and/or dispositive control of shares held by non-public entities. (In this regard we do note the disclosure of funds associated with Trinity Venture, Intersouth Partners and River Cities SBIC III, L.P.). Finally, please tell us whether any of the selling shareholders are affiliates of registered broker-dealers.
              Response: The Issuer will address the Staff’s comment and the requested disclosure in a subsequent amendment to the Registration Statement, once the selling stockholders are identified.

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

SciQuest, Inc. — Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, pages F-7 and F-8
34.	We note that revenue from subscription agreements is accounted for as a single unit of accounting. Refer to your statement that fees related to implementation services are recognized ratably “over the remaining term of the subscription agreement once any contingent performance milestones have been satisfied.” Tell us whether implementation services are limited to the first annual payment and whether any revenue arising from the first year is recognized prior to the completion of implementation services. In this regard, confirm, if true, that all revenue, because it is accounted for as a single unit of accounting, is deferred until implementation services are completed.
              Response: The Issuer accounts for its multiple element arrangements, which include access to the hosted software and implementation services, in accordance with ASC 605-25, Revenue Recognition — Multiple-Element Arrangements. In applying this guidance, the Issuer accounts for the deliverables in its arrangements as a combined unit of accounting.
              Total contract consideration includes fees for software subscription and implementation services. The software subscription fees are generally paid at the beginning of each year in equal annual installments over the three to five year term of the agreement. Fees for implementation services are incremental to software subscription fees. Implementation services generally commence at the start date of the software subscription and are completed within three to nine months of the start date. Typically, based on contract terms, approximately 45% of the implementation fees are paid at the outset of the agreement and the balance is billed based on payment milestones over the three to nine month implementation period. Implementation services are primarily to assist the customer with configuration, integration, change management and training. These services include analyzing a customer’s current procurement processes, identifying specific high-value procurement needs and reinforcing best practices for procurement.
              Revenue recognition commences at the start date of the software subscription period, since implementation services are not essential to the functionality of the software and this is the date the customer is provided access to the software. Except for the portion of implementation fees that are contingent on future payment milestones, the Issuer recognizes total contract consideration ratably over the three to five year subscription period since the software subscription is the final and predominant deliverable.
              In determining the appropriate revenue recognition model for the balance of the implementation fees, the Issuer applied the guidance in ASC 605-25-30-5 which states, “the amount allocable to a delivered item or items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount).” Accordingly, amounts that are contingent on the delivery of implementation services (i.e., the fees to be billed at future

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

payment milestones) are not included in the amount of agreement consideration recognized over the subscription term until each payment milestone is met. Once each payment milestone has been achieved, the amounts are recognized ratably over the then remaining subscription term.
35.	We note that your customer arrangements may include the sale of perpetual licenses and associated PCS. Please describe whether your accounting for arrangements containing perpetual licenses and PCS differs as these elements appear to be within the scope of ASC Topic 985. Please tell us the length of the PCS term and whether any implementation services are associated with these sales. Clarify whether you have established VSOE of fair value for each of these elements and if not, describe how you are able to conclude that such revenue accounted for less than 5% of total revenues in each of the most recent three years. Tell us the dollar amount of revenue recognized from such arrangements in each of the years presented.
              Response: A portion of the Issuer’s sales include perpetual licenses for the Issuer’s inventory management solutions, and related services and PCS. Typically, these licenses and services are sold in conjunction with the Issuer’s hosted procurement products and services. The Issuer has not met the requirements for VSOE for these perpetual licenses and services, and as such, defers the associated revenues and recognizes the arrangement revenue over the longer of either the PCS term or associated hosting period, if sold as a bundled arrangement with hosted licenses and services. The total contractual revenues for all perpetual licenses, services and maintenance for the years ended December 31, 2007, 2008 and 2009 were $3.1 million, $4.1 million and $4.5 million, respectively.
               The Issuer has removed the statement that these revenues accounted for less than 5% of total revenues in each of the most recent three years.
36.	Further, with regard to services sold separately for subscription agreements that are recognized as performed, tell us the nature of such services, the circumstances under which they are provided and how you established objective and reliable evidence of fair value or VSOE, as applicable, of fair value for these services. Tell us the dollar amount of revenue recognized from such arrangements in each of the years presented.
              Response: The Issuer submits that the majority of its services are sold in conjunction with its subscription agreements and are primarily comprised of configuration and change management services. The Issuer does not have VSOE for these services and treats the sale of the services and subscription agreements as one unit of accounting. The Issuer also provides additional services, mainly change management, training or other integration services that the Issuer sells on a stand-alone basis separately from a subscription agreement, and the Issuer recognizes this revenue as the services are performed. These arrangements are for services that were not contemplated under the original license agreement; they are typically as a result of changes in the customer’s procurement or information technology processes or environments. These transactions typically arise after the services under the original agreement are concluded and are sold separately at transaction specific pricing. The revenue associated with these stand-alone service engagements has not been material to the Issuer’s business and was approximately $0.7 million, $0.8 million and $0.7 million, or 2%, 3% and 2% of total revenue, for the years ended December 31, 2007, 2008 and 2009, respectively.

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

Concentrations, page F-8.
37.	We note that your solutions are tailored for your four vertical target markets. Tell us what consideration you have given to disclosing the distribution of revenue across these markets. Refer to FASB ASC 280-10-50-40.
              Response: The Issuer’s solution is tailored for its four vertical markets in the way the Issuer markets and sells the software and the Issuer’s experience with the industry specific suppliers. Some functionality within the software is based on the needs of the Issuer’s specific markets. However, any tailoring of the Issuer’s solution done to accommodate the needs of a particular vertical market is accessible and usable by all customers. The Issuer does not have four separate and distinct solutions; rather, the Issuer has one uniform code base that all of the Issuer’s customers access and use through their subscription agreements. For this reason, the Issuer does not feel that it needs to disclose the distribution of revenue across the vertical markets it serves, as these are not separate lines of business, but rather the same solution sold into different vertical markets.
Accounts Receivable, page F-9
38.	We note that you have concluded that no allowance for doubtful accounts was necessary at December 31, 2008 and 2009. Your disclosures suggest that your standard payment terms are 30 days, however, your accounts receivable balance appears to represent a significantly greater number of days sales outstanding (DSO). Tell us, and quantify, your DSO for each of the periods presented, the reason why it exceeds what appear to be your standard payment terms and whether you have recognized any bad debt expense or write-offs in any of the periods presented.
              Response: The Issuer’s customers include universities, health care institutions, large pharmaceutical corporations, and state and local governments. Sales of the Issuer’s software services are at contractually agreed-upon fees and the contract lengths typically range from three to five years in duration. The creditworthy nature of the customer base and the Issuer’s 94% three-year customer renewal rate are combined with the other factors considered by management, including known customer specific credit issues and historical bad debt experience, when assessing the need for an allowance for doubtful accounts. The Issuer had no bad debt or accounts receivable write-offs in 2008 and 2009. The Issuer believes that the nature of its services and the overall stability of its customer base are strong indicators of collectability of the Issuer’s invoices and are the reasons that the Issuer concludes that no allowance for bad debt was necessary at December 31, 2008 and 2009.
              The Issuer considers the age of accounts receivable more than analyzing and tracking the DSO. The nature of the Issuer’s sales cycle is that sales are predominately in the last month of every quarter and the amount of sales in the quarters are seasonal, with fourth and second quarter having the most sales and first and third quarter having less sales. The Issuer’s annual payments owed from customers are due on the anniversary date of the initial contract. This nature of past due accounts receivable is tied to the timing of the original sale. Accounts receivable in December are predominately due in the last few weeks of the month; this can create late payments that arrive in early January due to the client’s winter holiday schedule. The Issuer typically has less than 5% of accounts receivable that is aged greater than 30 days. The age of open receivables is also considered by management in assessing the need for an allowance for

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
May 10, 2010

bad debt, and due to our aging experience with our accounts receivable, management concluded that no allowance for bad debt was necessary at December 31, 2008 and 2009.
              If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7786 or Seth K. Weiner, Esq. at (404) 504-7664. You can reach either of us by fax at (404) 365-9532.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Grant W. Collingsworth
Grant W. Collingsworth

Enclosures
cc:	Stephen J. Wiehe
Seth K. Weiner, Esq.